 SEC Form 4
FORM 4 [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Rapid Resources Inc. (1) (Last) (First) (Middle) 1285 Drummers Lane (Street) Wayne, PA 19087 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Caminus Corporation (CAMZ) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/08/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/08/2003		P		16,614,898	A	$9.00
Common Stock	04/09/2003		P		432,479	A	$9.00	1,000 (2)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

(1) This form is also filed by SunGard Data Systems Inc., Rapid Resources Inc.'s parent. The address for SunGard is the same as listed above.

(2) Pursuant to the merger of Rapid Resources Inc. into Caminus Corporation on April 9, 2003, (a) each outstanding share of Caminus Corporation (other than shares held by SunGard Data Systems Inc., Rapid Resources Inc., and shares for which appraisal rights are properly demanded) was converted into the right to receive $9.00 in cash, without interest, (b) all issued shares of Caminus Corporation common stock were canceled, and (c) each share of Rapid Resources Inc. was converted into one share of Caminus Corporation common stock.

By:	Date:
/s/ SunGard Data Systems Inc.	04/09/2003
/s/ Rapid Resources Inc.
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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Additional Information Reported For This Form
Name and Address of Reporting Person* Rapid Resources Inc. (1) (Last) (First) (Middle) 1285 Drummers Lane (Street) Wayne, PA 19087 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Caminus Corporation (CAMZ)	Statement for (Month/Day/Year) 04/08/2003

SunGard Data Systems Inc.

By: /s/ Richard C. Tarbox
   --------------------------------------------------------------
   Richard C. Tarbox
   Senior Vice President - Corporate Development

Rapid Resources Inc.

By: /s/ Richard C. Tarbox
   --------------------------------------------------------------
   Richard C. Tarbox
   Vice President